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11017177

SECURITIE[...]SION

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SEC FILE NUMBER
8-68315

ANNUAL AUDITED REPORT FORM X-17A-5 PART III FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CSI Strategic Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd, Suite 1210
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Achterberg 310-492-2097
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael D. Achterberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CSI Strategic Partners, LLC (the "Company") as of December 31, 2010 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Natalie C. Breaux
Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included within item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On Feb. 23, 2011 (Date) before me, Natalie C. Breaux (Name and Title of Officer (e.g., "Jane Doe, Notary Public")), personally appeared Michael D. Achterberg (Name(s) of Signer(s)),

☒ personally known to me

☒ (or proved to me on the basis of satisfactory evidence)

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

NATALIE C. BREAUX
Commission # 1758571
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2011

Place Notary Seal Above

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
CSI Strategic Partners, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of CSI Strategic Partners, LLC (the "Company") as of December 31, 2010, and the related statements of operations, cash flows, and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CSI Strategic Partners, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

CSI STRATEGIC PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH	$ 938,030
ACCOUNTS RECEIVABLE (net of allowances of $60,000)	30,000
PREPAID EXPENSES	13,862
DUE FROM AFFILIATES	28,302
TOTAL	$1,010,194

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE	$ 26,239
ACCRUED EXPENSES	26,589
REFUNDABLE RETAINER FEES	333,471
Total liabilities	386,299
MEMBER'S CAPITAL	623,895
TOTAL	$1,010,194

See notes to financial statements.

CSI STRATEGIC PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	$ 446,529
EXPENSES:	
Employee compensation and benefits	2,193,993
Travel and entertainment	677,064
Provision for doubtful accounts	60,000
General and administrative expenses	541,572
Total expense	3,472,629
NET LOSS	$ (3,026,100)

See notes to financial statements.

CSI STRATEGIC PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(3,026,100)
Adjustments to reconcile net loss to net cash used in operating activities:	
Operating expenses paid by the Parent	866,200
Provision for doubtful accounts	60,000
Increases in operating assets and liabilities:	
Accounts receivable	(90,000)
Prepaid expenses	(11,365)
Due from affiliates	(34,758)
Accounts payable	26,239
Accrued expenses	26,589
Refundable retainer fees	333,471
Net cash used in operating activities	(1,849,724)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions from Parent	2,500,000
NET INCREASE IN CASH	650,276
CASH — Beginning of year	287,754
CASH — End of year	$ 938,030
NONCASH FINANCING ACTIVITIES — Noncash capital contribution from Parent for operating expense allocation	$ 866,200

See notes to financial statements.

CSI STRATEGIC PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's Capital
BALANCE — January 1, 2010	$ 283,795
Capital contributions from Parent	2,500,000
Noncash capital contribution from Parent for operating expense allocation (Note 3)	866,200
Net loss	(3,026,100)
BALANCE — December 31, 2010	$ 623,895

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CSI Strategic Partners, LLC (the "Company"), a wholly owned subsidiary of CITIC Securities International Partners Ltd, via a holding company called CS Tang Inc., (the "Parent"), is a Delaware limited liability company registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company received regulatory approval for its brokerage operations on April 30, 2010.

As illustrated in the Company's financial statements, the Company incurred losses during the reporting period. As indicated above, the Company did not commence its brokerage operations until receiving FINRA approval on April 30, 2010. The Company expects to earn more revenue during 2011. The Company has access to capital to support its operations for at least one year or until such time that revenues are sufficient to cover operating expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

As described in Note 3, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. The Parent has relieved the Company of its obligations to reimburse the Parent for a portion of these expenses resulting in the Company recording a corresponding capital contribution by the Parent. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Revenue Recognition — Revenues relate to advisory fees which are recognized as income during the period when the related services are rendered. An allowance has been made for an uncollected retainer that was outstanding more than 70 days at year-end. The following is a roll forward of the allowance for the year ended December 31, 2010:

Beginning balance — January 1, 2010	$ -
Provision for doubtful accounts	60,000
Charge-offs, net of recoveries	
Ending balance — December 31, 2010	$ 60,000

Cash — The Company maintains its cash balance in a noninterest bearing account that is insured in full by the Federal Deposit Insurance Corporation as of December 31, 2010.

Refundable Retainer Fees — The Company receives certain retainer fee payments for which the recognition of revenue on such payments is contingent upon the occurrence of specific events. The Company records such payments as a refundable retainer fee liability until the contingency is resolved.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes — The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pretax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively. The earliest tax year that is still subject to examination for state purposes is 2009.

Fair Value of Financial Instruments — The Company's financial instruments, primarily including cash, accounts receivable, due from affiliate(s), and accounts payable, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short term in nature or are subject to frequent repricing.

Recently Issued Accounting Pronouncements and Interpretations — In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures About Fair Value Measurements.* ASU No. 2010-06 requires the separate disclosure of significant transfers into and out of the Level 1 and Level 2 categories and the reasons for such transfers, and also requires fair value measurement disclosures for each class of assets and liabilities, as well as disclosures about valuation techniques and inputs used for recurring and nonrecurring Level 2 and Level 3 fair value measurements. These disclosures are effective for fiscal years ending on or after December 15, 2010. The Company adopted the disclosures on December 31, 2010. ASU No. 2010-06 also requires Level 3 disclosure of purchases, sales, issuances, and settlements activity on a gross rather than a net basis. These disclosure requirements are effective for fiscal years beginning after December 15, 2010. The new disclosure requirements are not expected to have a material impact on the Company's financial statements as the Company does not have any Level 3 fair value measurements.

3. TRANSACTIONS WITH RELATED PARTY

The Company shares office space and employees with its Parent. Therefore, the Company entered into an expense-sharing agreement with the Parent whereby certain indirect expenses attributed to rent, office supplies, compensation for time devoted to assisting with certain activities as registered representatives of the Company, and other general overhead expenses are allocated by the Parent to the Company. The Parent will pay for these shared expenses from the Parent's operating accounts. For the year ended December 31, 2010, the Parent allocated $3,226,384 under such agreement, which was attributable to the Company. The Parent has relieved the Company of its obligations to reimburse the Parent for $866,200 of these expenses; consequently, the Company recorded the relieved obligation by its Parent as

a capital contribution. Such amounts are included in the accompanying statement of operations and changes in member's capital, respectively.

4. INCOME TAXES

The Company is a limited liability company for which the net income or loss flows through to the member of the Company; therefore, the Company has not recorded a liability for federal income tax purposes because income taxes, if any, are the responsibility of its member. However, the Company is subject to certain California franchise taxes imposed on limited liability corporations and certain state and city revenue taxes.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively. The earliest tax year that is still subject to examination for state purposes is 2009.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2010, the Company had net capital of $551,731, which was $301,731 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.70 to 1.00.

6. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through February 28, 2011, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure, except for the receipt of a contribution of $1,000,000 on February 25, 2011.

* * * * * *

SUPPLEMENTAL SCHEDULES

CSI STRATEGIC PARTNERS, LLC

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$ 623,895
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Accounts receivable	(30,000)
Due from affiliates	(28,302)
Prepaid expenses	(13,862)
Total deductions and/or charges	(72,164)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	551,731
HAIRCUTS	
NET CAPITAL	$ 551,731
AGGREGATE INDEBTEDNESS	$ 386,299
MINIMUM NET CAPITAL REQUIRED (the greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
EXCESS NET CAPITAL	$ 301,731
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.70 to 1.00

Note: A reconciliation of the above computation of net capital with the Company's corresponding unaudited Form X-17A-5, Part IIA, was required, as a material difference was noted. See reconciliation below.

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 895,716
Audit adjustment to record additional accrued expenses	(10,514)
Audit adjustment to record the portion of retainer fees received that must be refunded under certain conditions	(333,471)
Net capital per the preceding	$ 551,731

CSI STRATEGIC PARTNERS, LLC

SCHEDULE H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

CREDIT BALANCES	$ -
Total credits	-
DEBIT BALANCES	-
Aggregate debits	
Less 2% of aggregate debits	
Total debits	-
RESERVE COMPUTATION:	
Excess of total debits over total credits	$ -
Required deposit	None
Amount held on deposit in a "special reserve bank account" consisting of cash and qualified securities at December 31, 2010.	$ -

There were no material differences between the above computation and the Company's corresponding unaudited FOCUS amended report, filed on February 24, 2011.

CSI STRATEGIC PARTNERS, LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

	Number of Items	Amount
1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frame specified under Rule 15c3-3	-	$ -
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-	$ -

There were no material differences between the above information and the Company's corresponding unaudited FOCUS amended report, filed on February 24, 2011.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 28, 2011

CSI Strategic Partners, LLC
11111 Santa Monica Blvd., Suite 1210
Los Angeles, CA 90025

In planning and performing our audit of the financial statements of CSI Strategic Partners, LLC (the "Company") as of December 31, 2010, and for the year then ended (on which we issued our report dated February 28, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 28, 2011 on such financial statements.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

CSI STRATEGIC PARTNERS, LLC

(SEC I.D. No. 8-68315)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5 (e)(3)
as a **PUBLIC** Document